Exhibit 99.1

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

16 May 2023
The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000
Dear Sir/Madam
Results for Announcement to the Market
James Hardie announced today its results for the 4th quarter and year ended 31 March 2023 and has filed the following documents with the ASX:

•	Appendix 4E: Preliminary Final Report for the year ended 31 March 2023
•	Media Release
•	Management’s Analysis of Results for the year ended 31 March 2023
•	Management Presentation
•	Consolidated Financial Statements for the year ended 31 March 2023
•	KPMG Actuarial Report for the year ended 31 March 2023
Copies of these documents are available on James Hardie’s investor relations website at
https://ir.jameshardie.com.au/financial-information/financial-results.

Yours faithfully

James Brennan-Chong
Director of Investor Relations and Market Intelligence
This announcement has been authorized for release by the Board of Directors of James Hardie Industries plc.
James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA),
Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA).
Chief Executive Officer and Director: Aaron Erter (USA)
Company number: 485719
ARBN: 097 829 895